AMENDMENT NO. 1 TO
                               FORM U-1
                 APPLICATION OR DECLARATION UNDER THE
              PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ----------------------------------

                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

            (Names of companies filing this statement and
              addresses of principal executive offices)
                  ---------------------------------

                                 None

           (Name of top registered holding company parent)
                  ---------------------------------

                          Mark C. Williamson
         Executive Vice President and Chief Strategic Officer
                   Madison Gas and Electric Company
                        133 South Blair Street
                            P.O. Box 1231
                    Madison, Wisconsin 53701-1231

               (Name and address of agent for service)

  The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

Lee Cullen                         Gary Mathis
Cullen Weston Pines & Bach LLP     Madison Gas and Electric Co.
122 West Washington Avenue         133 South Blair Street
Suite 900                          P.O. Box 1231
Madison, WI 53703                  Madison, WI 53701-1231
Ph: (608) 251-0101                 Ph: (608) 252-7000
Fax: (608) 251-2883                Fax: (608) 252-7098
E-mail: cullen@cwpb.com            E-mail: gmathis@mge.com


     Applicant hereby amends and restates its filing as follows:

ITEM 1: DESCRIPTION OF PROPOSED TRANSACTION

A. Introduction and Request for Commission Action

Pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), Madison Gas and Electric Company ("MGE"), a Wisconsin corporation, hereby requests authorization for a transaction, as described in further detail below, in which: (i) MGE will transfer ownership and control over its transmission assets to American Transmission Company LLC ("ATC" or the "Transco"), a Wisconsin limited liability company formed on June 12, 2000, which will be a single-purpose transmission company; (ii) MGE will receive, in exchange for such transfer, member units of the Transco in proportion to the value of the transmission assets contributed;
(iii) MGE will purchase Class A shares of ATC Management Inc. (the "Corporate Manager"), a Wisconsin corporation formed on June 12, 2000, in proportion to the value of the transmission assets contributed; and (iv) MGE will purchase one Class B share of the Corporate Manager. Specifically, MGE requests authority to acquire voting securities of ATC and the Corporate Manager, to the extent that the Corporate Manager is a public utility company within the meaning of the Act. As explained in Section E below, this request for Commission action is made in conjunction with several other such requests by other parties related to the formation of the Transco.


				SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, MGE has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                    MADISON GAS AND ELECTRIC COMPANY



               By:  /s/ Mark C. Williamson
                    Mark C. Williamson
                    Executive Vice President and
                    Chief Strategic Officer

                    Dated: December 1, 2000